                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Information to be included in statements
                 filed pursuant to Rule 13d-1(a) and amendments
                     thereto filed pursuant to Rule 13d-2(a)
                               (Amendment No. 5 )*
                                             ---

                        Nobel Learning Communities, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   773415 10 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Mr. A.J. Clegg
                        Nobel Learning Communities, Inc.
                             1615 West Chester Pike
                           West Chester, PA 19382-7956
                                 (484) 947-2000
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 October 2, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                               ------------------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

(Page 1 of 13 Pages)

CUSIP No. 773415 10 4
--------------------------------------------------------------------------------

     1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

          Mr. A.J. Clegg
--------------------------------------------------------------------------------

     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)  [X]

          (b)  [_]
--------------------------------------------------------------------------------

     3.   SEC Use Only
--------------------------------------------------------------------------------

     4.   Source of Funds (See Instructions) PF
--------------------------------------------------------------------------------

     5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
--------------------------------------------------------------------------------

     6.   Citizenship or Place of Organization  United States of America
--------------------------------------------------------------------------------

                    7.   Sole Voting Power:

Number of                575,706 shares of common stock (see Item 5)
Shares             -------------------------------------------------------------
Beneficially
Owned by            8.   Shared Voting Power
Each
Reporting                170,815 shares of common stock (see Item 5)
Person             -------------------------------------------------------------
With
                    9.   Sole Dispositive Power

                         554,352 shares of common stock (see Item 5)
                   -------------------------------------------------------------

                   10.   Shared Dispositive Power

                         170,815 shares of common stock (see Item 5)
--------------------------------------------------------------------------------

    11.   Aggregate Amount Beneficially Owned by Each Reporting Person

          746,521 shares of common stock (see Item 5)
--------------------------------------------------------------------------------

    12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)
--------------------------------------------------------------------------------

    13.   Percent of Class Represented by Amount in Row (11)

          Approximately 11.0% of common stock (see Item 5)
--------------------------------------------------------------------------------

    14.   Type of Reporting Person (See Instructions)

          IN
--------------------------------------------------------------------------------

(Page 2 of 13 Pages)

CUSIP No. 773415 10 4
--------------------------------------------------------------------------------

       1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

           Mr. John Frock
--------------------------------------------------------------------------------

       2.  Check the Appropriate Box if a Member of a Group (See Instructions)

           (a)  [X]

           (b)  [_]
--------------------------------------------------------------------------------

       3.  SEC Use Only
--------------------------------------------------------------------------------

       4.  Source of Funds (See Instructions) PF
--------------------------------------------------------------------------------

       5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
--------------------------------------------------------------------------------

       6.  Citizenship or Place of Organization  United States of America
--------------------------------------------------------------------------------

                     7.  Sole Voting Power:

Number of                124,882 shares of common stock (see Item 5)
Shares              ------------------------------------------------------------
Beneficially
Owned by             8.  Shared Voting Power
Each
Reporting                0
Person              ------------------------------------------------------------
With
                     9.  Sole Dispositive Power

                         124,882 shares of common stock (see Item 5)
                    ------------------------------------------------------------

                    10.  Shared Dispositive Power

                         0
--------------------------------------------------------------------------------

      11.  Aggregate Amount Beneficially Owned by Each Reporting Person

           124,882 shares of common stock (see Item 5)
--------------------------------------------------------------------------------

      12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------

      13.  Percent of Class Represented by Amount in Row (11)

           Approximately 1.9% of common stock (see Item 5)
--------------------------------------------------------------------------------

      14.  Type of Reporting Person (See Instructions)

           IN
--------------------------------------------------------------------------------

(Page 3 of 13 Pages)

CUSIP No. 773415 10 4
--------------------------------------------------------------------------------

        1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

            Mr. Scott Clegg
--------------------------------------------------------------------------------

        2.  Check the Appropriate Box if a Member of a Group (See Instructions)

            (a)  [X]

            (b)  [_]
--------------------------------------------------------------------------------

        3.  SEC Use Only
--------------------------------------------------------------------------------

        4.  Source of Funds (See Instructions) PF
--------------------------------------------------------------------------------

        5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
--------------------------------------------------------------------------------

        6.  Citizenship or Place of Organization  United States of America
--------------------------------------------------------------------------------

                        7.   Sole Voting Power:

Number of                    0
Shares                 ---------------------------------------------------------
Beneficially
Owned by                8.   Shared Voting Power
Each
Reporting                    0
Person                 ---------------------------------------------------------
With
                        9.   Sole Dispositive Power

                             0
                       ---------------------------------------------------------

                       10.   Shared Dispositive Power

                             0
--------------------------------------------------------------------------------

       11.  Aggregate Amount Beneficially Owned by Each Reporting Person

            0
--------------------------------------------------------------------------------

       12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------

       13.  Percent of Class Represented by Amount in Row (11)

            0%
--------------------------------------------------------------------------------

       14.  Type of Reporting Person (See Instructions)

            IN
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(Page 4 of 13 Pages)

CUSIP No. 773415 10 4
--------------------------------------------------------------------------------

       1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

           Mr. Robert E. Zobel
--------------------------------------------------------------------------------

       2.  Check the Appropriate Box if a Member of a Group (See Instructions)

           (a)  [X]

           (b)  [_]
--------------------------------------------------------------------------------

       3.  SEC Use Only
--------------------------------------------------------------------------------

       4.  Source of Funds (See Instructions) PF
--------------------------------------------------------------------------------

       5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
--------------------------------------------------------------------------------

       6.  Citizenship or Place of Organization  United States of America
--------------------------------------------------------------------------------

                       7.  Sole Voting Power:

Number of                  15,265 shares of common stock (see Item 5)
Shares                ----------------------------------------------------------
Beneficially
Owned by               8.  Shared Voting Power
Each
Reporting                  0
Person                ----------------------------------------------------------
With
                       9.  Sole Dispositive Power

                           6,761 shares of common stock (see Item 5)
                      ----------------------------------------------------------

                      10.  Shared Dispositive Power

                           4,000
--------------------------------------------------------------------------------

      11.  Aggregate Amount Beneficially Owned by Each Reporting Person

           15,265 shares of common stock (see Item 5)
--------------------------------------------------------------------------------

      12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------

      13.  Percent of Class Represented by Amount in Row (11)

           Less than 1% of common stock (see Item 5)
--------------------------------------------------------------------------------

      14.  Type of Reporting Person (See Instructions)

           IN
--------------------------------------------------------------------------------

(Page 5 of 13 Pages)

     THIS AMENDMENT NO. 5 to the Schedule 13D filed by JBS Investment Banking Ltd. ("JBS") on May 29, 1992, as amended by Amendment No. 1 filed on December 23, 1993, Amendment No. 2 filed on or about December 9, 1994, as to which Mr. A.J. Clegg was added as a reporting person, Amendment No. 3 filed on March 1, 2002, as to which Mr. Frock was added as a reporting person and Amendment No. 4 filed on August 8, 2002, as to which Messrs. Scott Clegg and Zobel were added as reporting persons (as so amended, the "Schedule 13D"), further amends the
Schedule 13D by describing certain changes to the information reflected in the
Schedule 13D.

Item 1.  Security and Issuer.

This statement relates to the shares of common stock, par value $0.001 (the "Common Stock") of Nobel Learning Communities, Inc. (the "Issuer"), with its principal office located at 1615 West Chester Pike, West Chester, PA 19382-7956.

Item 2.  Identity and Background.

The names of the persons filing this statement are Mr. A.J. Clegg, Mr. John Frock, Mr. Scott Clegg and Mr. Robert E. Zobel. JBS, which was previously a reporting person under this Schedule 13D, is no longer in existence and is therefore no longer a reporting person hereunder.

Mr. A.J. Clegg's present principal occupation is Chairman, President and Chief Executive Officer of the Issuer. Mr. Frock's present principal occupation is Vice Chairman - Corporate Development of the Issuer. Mr. Scott Clegg's present principal occupation is Vice Chairman, President and Chief Operating Officer of the Issuer. Mr. Zobel's current principal occupation is Vice Chairman and Chief Financial Officer of the Issuer.

During the last five years, none of the Reporting Persons has been convicted in any criminal proceedings. During the last five years, none of the Reporting Persons has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

The principal business address of each of the Reporting Persons is c/o the Issuer, 1615 West Chester Pike, West Chester, PA 19382-7956. The Reporting Persons are citizens of the United States of America.

Item 3.  Source and Amount of Funds or Other Considerations.

The source of the funds used in purchasing the securities beneficially owned by Messrs. A.J. Clegg and Frock was their respective personal funds. The aggregate amount of the purchase price for the shares owned by Mr. A.J. Clegg was $2,652,321 (excluding an indeterminate amount paid for an aggregate of 6,000 shares of Common Stock owned by Mr. A.J. Clegg's grandchildren, as to which Mr. A.J. Clegg has sole voting and dispositive power). The aggregate amount of the purchase price for the shares owned by Mr. Frock was $115,000. The aggregate amount of the purchase price for the shares owned by Mr. Zobel was $35,312. Of this $35,312, $16,000 represents funds of a partnership in which Mr. Zobel is the general partner and $19,312 represents personal funds of Mr. Zobel.

Item 4.  Purpose of Transaction.

On August 5, 2002, the Issuer and Socrates Acquisition Corporation ("Socrates"), a newly formed corporation organized by affiliates of Gryphon Investors, Inc. ("Gryphon") and Cadigan Investment Partners ("Cadigan"), entered into an Agreement and Plan of Merger, which was subsequently amended as of October 2, 2002 (as so amended, the "Merger Agreement") pursuant to which Socrates will be merged with and into the Issuer (the "Merger") and each share of Common Stock outstanding at the effective time of the Merger will be converted into the right to receive $7.75 per share in cash, each share of preferred stock of the Issuer outstanding at the effective time of the Merger will be converted into the

(Page 6 of 13 Pages)
right to receive $7.75 per share in cash on an as-converted basis, each holder of options to purchase Common Stock outstanding at the effective time of the Merger shall be entitled to receive in cash the excess, if any, of $7.75 per share over the per share exercise price of such options and each holder of warrants to purchase Common Stock outstanding at the effective time of the Merger shall be entitled to receive in cash the excess, if any, of $7.75 per share over the per share exercise price of such warrants, except for certain shares of capital stock held by the Reporting Persons and for shares of Common Stock and preferred stock of the Issuer held by stockholders who perfect their appraisal rights under Delaware law. Certain shares of capital stock held by the Reporting Persons and the shares of common stock of Socrates will be converted into capital stock of the surviving corporation as described in the Merger Agreement. The Merger Agreement is incorporated in this filing by reference to the Form 8-K filed by the Issuer on August 8, 2002 as to the original Agreement and Plan of Merger, and on October 4, 2002 as to the Amendment. The consummation of the Merger is subject to a number of conditions, including approval of the Merger by the Issuer's stockholders and the receipt of financing and governmental approvals.

Upon consummation of the Merger, it is expected that the board of directors of the Issuer will be made up of directors designated by Gryphon, Cadigan and management. It is also anticipated that the current management of the Issuer will continue to be the management of the Issuer after consummation of the Merger.

If the Merger is consummated, it is expected that the Issuer will cease to be a public Issuer and that the Common Stock will cease to be traded on the Nasdaq National Market and the only remaining stockholders of the Issuer immediately after such consummation would be the Reporting Persons and the holders of common stock of Socrates immediately prior to the Merger. It is also anticipated that the Common Stock would become eligible for termination of registration under the Exchange Act upon consummation of the Merger.

Except as otherwise described in this Item 4 or in Item 6 of this Statement, none of the Reporting Persons has any current plans or proposals which relate to or would result in: (a) the acquisition by any of them of additional securities of the Issuer, or the disposition of the securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, or (j) any action similar to those enumerated above.

Item 5.  Interest in Securities of the Issuer.

(a) Mr. A.J. Clegg beneficially owns 750,021 shares of Common Stock, which represents approximately 11.0% of the Issuer's Common Stock based on 6,327,952 shares of Common Stock outstanding as of September 20, 2002. His reported beneficial ownership consists specifically of 32,161 shares of Common Stock held of record by Mr. A.J. Clegg; 21,354 shares held of record by his children, with respect to which Mr. A.J. Clegg has sole voting authority; 6,000 shares held of record by his grandchildren, with respect to which Mr. A.J. Clegg has sole voting and dispositive authority; 170,815 shares held of record jointly by Mr. A.J. Clegg and his spouse, with respect to which Mr. A.J. Clegg and his spouse have joint voting and dispositive authority; 140,385 shares of Common Stock that Mr. A.J. Clegg may acquire upon conversion of the Company's Series A Preferred Stock; 100,806 shares of Common Stock that Mr. A.J. Clegg may acquire upon conversion of the Company's Series C Preferred Stock; and 275,000 shares of Common Stock that Mr. A.J. Clegg may acquire upon exercise of stock options that are currently exercisable or will become exercisable within 60 days after the date hereof.

(Page 7 of 13 Pages)

     Mr. Frock beneficially owns 124,882 shares of Common Stock, which represents approximately 1.9% of the Issuer's Common Stock based on 6,327,952 shares of Common Stock outstanding as of September 20, 2002. His reported beneficial ownership consists specifically of 17,500 shares of Common Stock held of record by Mr. Frock; 14,700 shares of Common Stock that Mr. Frock may acquire upon the conversion of the Company's Series A Preferred Stock; and 92,682 shares of Common Stock that Mr. Frock may acquire upon the exercise of stock options that are currently exercisable or will become exercisable within 60 days after the date hereof.

     Mr. Scott Clegg does not beneficially own any shares of Common Stock at this time. Mr. Scott Clegg does hold options to purchase 65,000 shares of Common Stock, which options were granted in February 2002 and vest over a three-year period.

     Mr. Zobel beneficially owns 15,265 shares of Common Stock, which represents less than 1.0% of the Issuer's Common Stock based on 6,327,952 shares of Common Stock outstanding as of September 20, 2002. His reported beneficial ownership consists specifically of 4,000 shares of Common Stock held of record by a closely-held Florida corporation of which he and his family members are the sole shareholders and with respect to which Mr. Zobel has sole voting power and shared dispositive power, and 4,704 shares of Common Stock that Mr. Zobel may acquire upon the conversion of the Issuer's Series A Preferred Stock, which Series A Preferred Stock is held as an asset of a family partnership in which Mr. Zobel is a general partner and over which Mr. Zobel has sole voting power. Mr. Zobel has dispositive power only with respect to 200 of these 4,704 shares held in the family partnership. Mr. Zobel also beneficially owns 6,561 shares of Common Stock that Mr. Zobel may acquire upon the exercise of stock options that are currently exercisable or will become exercisable within 60 days after the date hereof.

(b) Reference is made to items 7-11 on each of the attached cover sheets to this Schedule 13D-A, which are incorporated herein by reference.

(c) No transactions in the class of securities reported have been effected during the past sixty days by any Reporting Person.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of Issuer.

(e)  Not applicable.

Item 6. Contract, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In connection with the execution of the Merger Agreement, voting agreements, dated August 5, 2002, (the "Voting Agreements") were entered into between Socrates and each of the Reporting Persons. Subject to the terms of the Voting Agreements, the Reporting Persons have agreed (a) to grant an irrevocable proxy to Socrates to vote all of the capital stock of the Issuer that they own (i) for the adoption and approval of the Merger Agreement (as defined in Item 4), (ii) in any manner as Socrates may see fit with respect to any extraordinary corporate transaction (other than the Merger (as defined in Item 4)), such as a merger, consolidation, tender or exchange offer, reorganization, recapitalization, liquidation, sale or transfer of a material amount of the assets or capital stock of the Issuer or any of its subsidiaries, any change in the Board of Directors of the Issuer or any amendment to the Issuer's Certificate of Incorporation, and (b) if Socrates elects not to exercise its rights to vote the capital stock pursuant to such irrevocable proxy, to vote all of the capital stock of the Issuer that they own (i) for the adoption and approval of the Merger Agreement or (ii) as otherwise directed by Socrates if the issue on which the shareholder is requested to vote is a matter described in clause (a)(ii) above.

The foregoing description of the Voting Agreements is qualified in its entirety by reference to the Form of Voting Agreement incorporated in this filing by reference to the Form 8-K filed by the issuer on August 8, 2002.

(Page 8 of 13 Pages)

Socrates has also received commitment letters from A.J. Clegg and John R. Frock to convert certain of their shares of the Issuer's capital stock into the capital stock of the surviving corporation as described in the Merger Agreement in lieu of receiving cash for such shares, and commitment letters from each of Scott Clegg and Robert E. Zobel to each purchase equity securities of Socrates for an aggregate purchase price of $74,100 (collectively the "Management Commitment Letters"). The foregoing description of the Management Commitment Letters is qualified in its entirety by reference o the Management Commitment Letters incorporated in this filing by reference to Amendment No. 4 to this
Schedule 13D. The commitment letter from A.J. Clegg to Socrates was amended as of October 2, 2002 to correct an error with respect to the amount of shares Mr. Clegg had committed to convert into equity interests of the surviving corporation, which amended commitment letter is attached hereto as Exhibit 2 and incorporated herein by reference. The obligations of each of the Reporting Persons under the commitment letters are subject to each of Gryphon and Cadigan fulfilling their own equity commitments with respect to Socrates.

The Reporting Persons have certain understandings with Socrates as to the management of the surviving corporation after consummation of the Merger. Term sheets outlining these understandings (the "Management Term Sheets") are incorporated in this filing by reference to Amendment No. 4 to this Schedule 13D.

Item 7.  Material to be filed as Exhibits.

Exhibit No.       Title

1 Joint Filing Agreement between A.J. Clegg, John Frock, Scott Clegg and Robert E. Zobel.

2                 Revised Management Commitment Letter from A.J. Clegg, dated
                  October 2, 2002.

Documents Incorporated by Reference

1. Agreement and Plan of Merger, incorporated herein by reference to the Form 8-K filed by Nobel Learning Communities, Inc. on August 8, 2002.
2. Form of Voting Agreement, incorporated herein by reference to the Form 8-K filed by Nobel Learning Communities, Inc. on August 8, 2002.
3. Management Commitment Letters, incorporated by reference herein to Amendment No. 4 to this Schedule 13D.
4. Management Term Sheets, incorporated by reference herein to Amendment No. 4 to this Schedule 13D.
5. First Amendment to Agreement and Plan of Merger, incorporated herein by reference to the Form 8-K filed by Nobel Learning Communities, Inc. on October 4, 2002.

(Page 9 of 13 Pages)

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


October 22, 2002
-------------------------------------------
Date

/s/ A.J. Clegg
-------------------------------------------
Signature

A.J. Clegg
-------------------------------------------
Name / Title

/s/ John Frock
-------------------------------------------
Signature

John Frock
-------------------------------------------
Name / Title

/s/ Scott Clegg
-------------------------------------------
Signature

Scott Clegg
-------------------------------------------
Name / Title

/s/ Robert E. Zobel
-------------------------------------------
Signature

Robert E. Zobel
-------------------------------------------
Name / Title

(Page 10 of 13 Pages)